Exhibit 4.76

CONFIRMATION OF ASSUMPTION

This CONFIRMATION OF ASSUMPTION (this “Confirmation”) is made as of the 28th day of July, 2008 by XM Satellite Radio Holdings Inc., a Delaware corporation (“Holdings”).

WHEREAS, Holdings, Sirius Satellite Radio Inc., a Delaware corporation (“Sirius”), and Vernon Merger Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Sirius (“Vernon”) are parties to that certain Agreement and Plan of Merger, dated as of February 19, 2007, pursuant to which Vernon merged with and into Holdings on the date hereof (the “Merger”); and

WHEREAS, pursuant to Section 10(b) of the Guaranty, dated as of February 13, 2007 (the “Guaranty”), by Holdings, XM Radio Inc., a Delaware corporation and a wholly owned subsidiary of Holdings, and XM Equipment Leasing, LLC, a Delaware limited liability company and a wholly owned subsidiary of Holdings (each a “Guarantor”), the successor entity to a merger involving a Guarantor is required to expressly assume in writing the due and punctual payment of all obligations of such Guarantor under the Guaranty.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth in the Guaranty and hereinafter set forth, the receipt and sufficiency of which is hereby acknowledged, Holdings, intending to be legally bound, hereby agrees as follows:

1. Holdings, as the surviving entity in the Merger, hereby acknowledges and confirms that the Guaranty continues to remain fully binding and enforceable against Holdings, and (for the avoidance of doubt) effective as of the consummation of the Merger unconditionally and irrevocably assumes the due and punctual payment and performance of all obligations of Holdings under the Guaranty.

2. This Confirmation shall be governed by, and construed in accordance with, the laws of the State of New York.

XM SATELLITE RADIO HOLDINGS INC.

By:	Joseph M. Titlebaum
Name:	Joseph M. Titlebaum
Title:	General Counsel and Secretary